SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THE CORETEC GROUP INC.
(Name of Issuer)

Common Stock, 0.0002 Par Value
(Title of Class of Securities)

21871W101
(CUSIP Number)

Copy To: Sichenzia Ross Ference LLP Gregory Sichenzia, Esq. Jay Yamamoto, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Victor F. Keen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	7	SOLE VOTING POWER:
99,618,350 (1)
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY		3,787,554 (2)
OWNED BY	9	SOLE DISPOSITIVE POWER:
99,618,350 (1)
EACH REPORTING	10	SHARED DISPOSITIVE POWER: 3,787,554 (2)
PERSON WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,405,904 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.01% (3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents (i) 94,528,679 shares owned by Mr. Keen, (ii) 5,001,338 shares issuable upon exercise of options held by Mr. Keen, and (iii) 88,333 shares issuable upon the conversion of 265,000 shares of Series A preferred stock held by Mr. Keen, the Company’s Co-Chairman.

(2) Represents his pecuniary interest (3,787,554 shares) in the 25,808,265 shares of common stock held by Carlton James Ltd. of which Victor Keen is a non-managing member.

(3) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 253,363,500 shares of the Issuer’s common stock issued and outstanding, as of November 2, 2021.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.0002 par value, of The Coretec Group Inc., an Oklahoma Corporation (the "Company"). The principal offices of the Issuer are located at 333 Jackson Plaza, Suite 1200, Ann Arbor, MI 48103.

Item 2. Identity and Background

(a) This statement is filed on behalf of Victor F. Keen.

(b) The Reporting Persons’ business address is 333 Jackson Plaza, Suite 1200, Ann Arbor, MI 48103.

(c) The Reporting person is the Co-Chairman of the Board of Directors of the Company. The Company has a business address at 333 Jackson Plaza, Suite 1200, Ann Arbor, MI 48103 and is primarily engaged in the business of developing, testing, and providing new and/or improved technologies, products, and service solutions for medical, electronic, photonic, display, and lighting markets among others.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased by or issued to the Reporting Person with the payment of personal funds or working capital or in exchange of assets, services rendered or debt.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Person have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Keen beneficially owns 103,405,904 shares or 40.01% of the Issuer’s common stock.

(b)

Mr. Keen may be deemed to hold sole voting and dispositive power over 99,618,350 shares of common stock of the Issuer and to share voting and dispositive power over 3,800,129 shares of common stock which represents Mr. Keen’s pecuniary interest in the 25,893,945 shares held by Carlton James Ltd., an entity in which Mr. Keen holds a minority interest.

(c)	On February 5, 2021, Carlton James Ltd. sold an aggregate of 4,750 shares of common stock in open market transactions at a price per share equal to $0.092625, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 697 shares.

On February 8, 2021, Carlton James Ltd. sold an aggregate of 39,200 shares of common stock in open market transactions at a price per share equal to $0.088037, reducing Mr. Keen’s pecuniary interest in the shares held by Carlton James Ltd. by 5,753 shares.

On February 10, 2021, Carlton James Ltd. sold an aggregate of 200,000 shares of common stock in open market transactions at a price per share equal to $0.161485, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 29,352 shares.

On February 11, 2021, Carlton James Ltd. sold an aggregate of 100,000 shares of common stock in open market transactions at a price per share equal to $0.144899, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 14,676 shares.

On February 17, 2021, Carlton James Ltd. sold an aggregate of 100,000 shares of common stock in open market transactions at a price per share equal to $0.165750, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 14,676 shares.

On February 23, 2021, Carlton James Ltd. sold an aggregate of 21,650 shares of common stock in open market transactions at a price per share equal to $0.234, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 3,178 shares.

On April 7, 2021, by way of a resolution of the board of directors of the Company, Mr. Keen was issued an option to purchase 2,000,000 shares of the Company's common stock, par value $0.0002 per share at an exercise price of $0.15 per share.

On July 9, 2021, Carlton James Ltd. sold an aggregate of 7,407 shares of common stock in open market transactions at a price per share equal to $0.12675, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 1,088 shares.

On July 12, 2021, Carlton James Ltd. sold an aggregate of 12,025 shares of common stock in open market transactions at a price per share equal to $0.117648, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 1,765 shares.

On July 21, 2021, Carlton James Ltd. sold an aggregate of 250,000 shares of common stock in open market transactions at a price per share equal to $0.098736, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 36,690 shares.

On July 22, 2021, Carlton James Ltd. sold an aggregate of 19,046 shares of common stock in open market transactions at a price per share equal to $0.0975, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 2,796 shares.

On September 3, 2021, Carlton James Ltd. sold an aggregate of 100,000 shares of common stock in open market transactions at a price per share equal to $0.0975, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 14,676 shares.

On September 7, 2021, Carlton James Ltd. sold an aggregate of 22,274 shares of common stock in open market transactions at a price per share equal to $0.0975, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 3,269 shares.

On September 8, 2021, Carlton James Ltd. sold an aggregate of 35,666 shares of common stock in open market transactions at a price per share equal to $0.0975, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 5,235 shares.

On September 30, 2021, the board of directors of the Company authorized the cancellation of 2,000,000 options to purchase shares of the Company's common stock, par value $0.0002 per share that were issued on April 7, 2021. The options had an exercise price equal to $0.15 per share.

On September 30, 2021, the board of directors of the Company, as incentive compensation, granted Mr. Keen options to purchase 2,000,000 shares of Common Stock. The options became fully vested on the date of grant and have an expiration date of September 30, 2026. The options have an exercise price equal to $0.105 per share.

On September 30, 2021, the board of directors of the Company, as incentive compensation, granted Mr. Keen options to purchase 3,000,000 shares of Common Stock. The options became fully vested on the date of grant and have an expiration date of September 30, 2026. The options have an exercise price equal to $0.105 per share.

On October 14, 2021, Carlton James Ltd. sold an aggregate of 125,791 shares of common stock in open market transactions at a price per share equal to $0.072383, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 18,461 shares.

On October 15, 2021, Carlton James Ltd. sold an aggregate of 250,000 shares of common stock in open market transactions at a price per share equal to $0.067584, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 36,690 shares.

On October 18, 2021, Carlton James Ltd. sold an aggregate of 258,479 shares of common stock in open market transactions at a price per share equal to $0.0682, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 37,934 shares.

On October 21, 2021, Carlton James Ltd. sold an aggregate of 85,680 shares of common stock in open market transactions at a price per share equal to $0.06825, reducing Mr. Keen's pecuniary interest in the shares held by Carlton James Ltd. by 12,575 shares.

Each of the transactions described in this Item 5 were reported on a Form 4 filed by Mr. Keen with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filing is expressly incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2021	/s/ Victor F. Keen
Victor F. Keen